

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2017

Paul N. Farquhar
Vice President and Chief Financial Officer
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

> **Re:** **Sevcon, Inc.**
> **Definitive Additional Soliciting Material**
> **Filed January 25, 2017**
> **File No. 001-09789**

Dear Mr. Farquhar:

We have reviewed your filing and have the following comment.

<u>General</u>

1. We note the press release by your shareholder, Bassi Holding S.r.l, "urg[ing] Mr. Morris to do the right thing for stockholders and withdraw the proxy campaign now." Please provide an analysis as to whether Bassi is a "participant" in your solicitation under Instruction 3 to Item 4 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Matthew C. Dallett, Esq.
Locke Lord LLP